UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Alleged Termination of a Definitive Agreement

On January 7, 2023, Bit Digital USA, Inc. (the “Company”) received a purported termination notice from the assignee operating companies of Compute North, LLC (“CN”), affiliated with Generate Capital, PBC. Each of GC Data Center Kearney, LLC and GC Data Center Granbury, LLC (collectively, “Generate”), bitcoin mining data centers located in Kearney, Nebraska and Wolf Hollow, Texas, claimed to have provided written notice of termination of the Master Agreement dated September 9, 2020, by and between the Company and CN. The Master Agreement and all order forms issued thereunder were claimed to have been assigned to Generate prior to CN’s filing for bankruptcy protection. Generate claims that it has the right to terminate the Master Agreement for alleged “uncured failure to make” certain “payments.” The Company has disputed the propriety of the termination and is attempting to resolve the dispute with Generate. As of the date of this filing, the Company’s miners continue to operate.

In the event that the Company is unable to resolve this dispute, the Company expects that such termination would have a material adverse effect on its business and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Bryan Bullett
Name:	Bryan Bullett
Title:	Chief Executive Officer

Date: January 12, 2023

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